UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 24 July 2020, London UK

GSK receives positive CHMP opinion recommending approval of belantamab mafodotin for the treatment of relapsed and refractory multiple myeloma

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion recommending the approval of belantamab mafodotin as monotherapy for the treatment of multiple myeloma in adult patients, who have received at least four prior therapies and whose disease is refractory to at least one proteasome inhibitor, one immunomodulatory agent, and an anti-CD38 monoclonal antibody, and who have demonstrated disease progression on the last therapy.

Dr Axel Hoos, Senior Vice President and Head of Oncology R&D, GSK said: "Today's positive opinion from the CHMP is an important step in helping patients suffering from relapsed or refractory multiple myeloma who currently have limited options and poor outcomes. If approved, belantamab mafodotin will provide patients and physicians across much of Europe with a first-in-class anti-BCMA treatment option that works differently from other available therapies for this incurable disease."

Belantamab mafodotin was granted PRIME designation in 2017 and the Conditional Marketing Authorisation Application (CMAA) was reviewed under EMA's accelerated assessment procedure, which is given if the CHMP determines the treatment is of major interest from a public health perspective and represents a therapeutic innovation. The CHMP positive opinion is one of the final steps before marketing authorisation is granted by the European Commission, which has the authority to approve medicines for use throughout the European Union. If approved, belantamab mafodotin will be marketed as BLENREP and will be the second major regulatory milestone for GSK's oncology portfolio this year.

The CMAA is based on data from the pivotal DREAMM-2 (DRiving Excellence in Approaches to Multiple Myeloma) study including 13-month follow-up data. These data demonstrated that treatment with single-agent belantamab mafodotin, administered as a 2.5 mg/kg dose every three weeks (Q3W), resulted in an overall response rate of 32%. Median duration of response was 11 months and median overall survival was 13.7 months.

The safety and tolerability profile were consistent with previously reported data on belantamab mafodotin. The most commonly reported grade 3 or higher adverse events (occurring in more than 10% of patients) in patients receiving the 2.5 mg/kg dose were keratopathy/microcyst-like epithelial changes (MECs) (46%), thrombocytopenia (22%), anaemia (21%), lymphocyte count decreased (13%) and neutropenia (11%).

Belantamab mafodotin is also under review by the US Food and Drug Administration which granted a priority review for the company's Biologics License Application (BLA).

About DREAMM-2
DREAMM-2 is an open label study of belantamab mafodotin. Patients in the trial had actively progressing multiple myeloma that had worsened despite current standard of care and were randomised to two arms to receive either 2.5 mg/kg or 3.4 mg/kg belantamab mafodotin Q3W. Overall, patients in DREAMM-2 had more advanced disease, poorer prognosis and performance status and also had a greater number of prior lines of therapy in comparison with patients in DREAMM-1, the first time in human study of belantamab mafodotin.

About multiple myeloma
Multiple myeloma is the third most common blood cancer worldwide and is generally considered treatable, but not curable.[i] Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.[ii]

About B-cell maturation antigen (BCMA)
The normal function of BCMA is to promote plasma cell survival by transduction of signals from two known ligands, BAFF (B-cell activating factor) and APRIL (a proliferation-inducing ligand). This pathway has been shown to be important for myeloma cell growth and survival. BCMA expression is limited to B cells at later stages of development. BCMA is expressed at varying levels in myeloma patients and BCMA membrane expression is universally detected in myeloma cell lines.ii

About belantamab mafodotin (GSK2857916)
Belantamab mafodotin is an investigational antibody drug conjugate comprising a humanised anti-B cell maturation antigen (BCMA) monoclonal antibody conjugated to the cytotoxic agent auristatin F via non-cleavable linker. The drug linker technology is licensed from Seattle Genetics; monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa.

Belantamab mafodotin is not currently approved for use anywhere in the world.

Trial Name	GSK ID/NCT ID	Status	Design
DREAMM-1	117159/ NCT02064387	Completed
A Phase I Open-label Study to Investigate the Safety, Pharmacokinetics, Pharmacodynamics, Immunogenicity and Clinical Activity of Belantamab Mafodotin (GSK2857916) in Subjects with Relapsed/Refractory Multiple Myeloma and Other Advanced Hematologic Malignancies Expressing BCMA

DREAMM-2	205678/ NCT03525678	Active, not recruiting
A Phase II Study to Investigate the Efficacy and Safety of Two Doses of Belantamab Mafodotin (GSK2857916) in Subjects with Relapsed/Refractory Multiple Myeloma Who are Refractory to a Proteasome Inhibitor and an Immunomodulatory Agent and Have Failed Prior Treatment with an Anti-CD38 Antibody

DREAMM-3	207495/ NCT04162210	Recruiting
A Phase III Open-Label, Randomized Study to Evaluate the Efficacy and Safety of Belantamab Mafodotin (GSK2857916) Compared to Pomalidomide plus low-dose Dexamethasone (Pom/Dex) in Participants with Relapsed/Refractory Multiple Myeloma

DREAMM-4	205207/ NCT03848845	Recruiting
A Phase I/II Single Arm Open-Label Study to Explore Safety and Clinical Activity of Belantamab Mafodotin (GSK2857916) Administered in Combination with Pembrolizumab in Subjects with Relapsed/Refractory Multiple Myeloma

DREAMM-5	208887/ NCT04126200	Recruiting	A Phase I/II, Randomized, Open-label Platform Study of Belantamab Mafodotin (GSK2857916) with Innovative Combination Anti-Cancer Treatments in Participants with Relapsed/Refractory Multiple Myeloma
DREAMM-6	207497/ NCT03544281	Recruiting
A Phase I/II Randomized Study to Evaluate Safety, Tolerability and Clinical Activity of Belantamab Mafodotin (GSK2857916) Administered in Combination with Lenalidomide plus Dexamethasone (Arm A), or in Combination with Bortezomib plus Dexamethasone (Arm B) in Subjects with Relapsed/Refractory Multiple Myeloma

DREAMM-7	207503/ NCT04246047	Recruiting
A Phase III Study of Belantamab Mafodotin (GSK2857916) Administered in Combination with Bortezomib plus Dexamethasone versus Daratumumab, Bortezomib, and Dexamethasone in Participants with Relapsed/Refractory Multiple Myeloma

DREAMM-8	207499	Planned
A Phase III, Multicentre, Open-Label, Randomized Study to Evaluate the Efficacy and Safety of Belantamab Mafodotin (GSK2857916) in Combination with Pomalidomide plus Low-Dose Dexamethasone (BPd) versus Pomalidomide plus Bortezomib and Low-Dose Dexamethasone (PVd) in Participants with Relapsed/Refractory Multiple Myeloma

DREAMM-9	209664/ NCT04091126	Recruiting
A Phase III Study of Belantamab Mafodotin (GSK2857916) Administered in Combination with Bortezomib plus Lenalidomide and Low-Dose Dexamethasone (VRd) vs. VRd in Participants with Newly Diagnosed Multiple Myeloma who are Ineligible for Transplant

DREAMM-10	207500	Planned	A Phase III Study of Belantamab Mafodotin (GSK2857916) Administered in Combination with a Novel Agent versus SoC
ISS/GSK Co-Sponsored Study	209418/ NCT03715478	Recruiting
A Phase I/II Dose-escalation and Dose-expansion Study of Belantamab Mafodotin (GSK2857916) Administered in Combination with Pomalidomide plus Low-dose Dexamethasone in Patients with Relapsed/Refractory Multiple Myeloma Who Have Received Two or More Prior Lines of Therapy That Must Have Included Lenalidomide and a Proteasome Inhibitor

GSK in Oncology
GSK is focused on maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, cell therapy, cancer epigenetics, and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, antibody drug conjugates and cells, either alone or in combination.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[i] Estimated number of incident cases worldwide, both sexes, all ages. World Health Organization.
https://gco.iarc.fr/ Published 2020. Accessed May 2020.
[ii] Nooka A, Kastritis E, Dimopoulos M, Lonial S. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20):3085-3099. doi:10.1182/blood-2014-11-568923.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 24, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc